SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             Insignia System, Inc.
                                (Name of Issuer)


                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)


                                  45765Y 10 5
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages


CUSIP No. 917273 10 4               13G              Page 2 of 5 Pages


1.       NAME OF REPORTING PERSON                               G.L. Hoffman
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON           ***-**-****


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [  ]
                                                                 (b) [  ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.


NUMBER            5.       SOLE VOTING POWER         965,967
OF SHARES
BENEFICIALLY      6.       SHARED VOTING POWER             0
OWNED BY EACH
REPORTING         7.       SOLE DISPOSITIVE POWER    965,967
PERSON WITH
                  8.       SHARED DISPOSITIVE POWER        0


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    965,967


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [  ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     18.5%


12.      TYPE OF REPORTING PERSON*

                                     IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a)         Name of Issuer

                  Insignia Systems, Inc.


Item 1(b)         Address of Issuer's Principal Executive Offices:

                  10801 Red Circle Drive
                  Minnetonka, MN 55343


Item 2(a)         Name of Person Filing:

                  G.L. Hoffman


Item 2(b)         Address of Principal Business Office or, if none, residence:

                  10801 Red Circle Drive
                  Minnetonka, MN 55343


Item 2(c)         Citizenship

                  U.S.A.


Item 2(d)         Title of Class of Securities

                  Common Stock, $0.01 par value per share


Item 2(e)         CUSIP No.

                  45765Y 10 5


Item 3            Not Applicable.


Item 4            Ownership

                  As of December 31, 1996, the ownership of Mr. Hoffman was as follows:


Item 4(a)         Amount Beneficially Owned - 965,967


Item 4(b)         Percent of Class - 18.5%


                               Page 3 of 5 Pages



Item 4(c) Of the shares owned by Mr. Hoffman, Mr. Hoffman has the power to vote or dispose of the shares as follows:

                  (i)      Sole power to vote or direct the vote - 965,967
                 (ii)      Shared power to vote or to direct the vote - 0
                (iii) Sole power to dispose or to direct the disposition of - 965,967
                 (iv) Shared power to dispose or to direct the disposition of - 0

         Of the shares listed above as beneficially owned by Mr. Hoffman, 949,300 are outstanding shares which are directly owned and 16,667 are shares deemed owned pursuant to options or warrants owned as of December 31, 1996 which were exercisable within 60 days.


Item 5            Ownership of Five Percent or Less of a Class:

                  Not Applicable.


Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.


Item 7            Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not Applicable.


Item 8            Identification and Classification of Members of the Group:

                  Not Applicable.


Item 9            Notice of Dissolution of Group:

                  Not Applicable.


Item 10           Certification:

                  Not Applicable.



                                Page 4 of 5 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             _________________________________
                                             G. L. Hoffman
February 11, 1997





                                Page 5 of 4 Pages